Exhibit 99.1

media release

SMART Reports First Quarter 2017 Financial Results

CALGARY, Alberta --- August 4, 2016 --- SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of collaboration solutions, today announced financial results for its first quarter ended June 30, 2016.

Q1 FY17 Financial Results

GAAP Results
(US$ millions except per share amounts)	Three months ended June 30,
	2016	2015
Revenue	$ 82.1	$ 98.7
Net loss	$ (7.8)	$ (2.2)
EPS (diluted)	$ (0.64)	$ (0.18)
Non-GAAP Results
(US$ millions except per share amounts)	Three months ended June 30,
	2016	2015
Adjusted EBITDA(1)	$ (2.4)	$ 2.5
Adjusted Net Loss(1)	$ (8.1)	$ (2.9)
Adjusted EPS (diluted)(1)	$ (0.67)	$ (0.24)
(1)	These are Non-GAAP measures. See “Non-GAAP measures” below for additional information.

Q1 FY17 Highlights

•	Revenue of $82 million in the first quarter of fiscal 2017. Revenue decreased by $17 million in the first quarter of fiscal 2017 compared to the prior-year period. The decrease was due to lower revenue from interactive whiteboards, interactive projectors and SMART Room Systems (“SRS”), partly offset by increases in revenue from interactive flat panels.
•	Hardware and software solutions developed over the past three years comprised almost 70% of our revenue in the first quarter of fiscal 2017. These hardware and software solutions include interactive flat panels (“IFPs”), SRS, SMART kapp, SMART kapp iQ, Notebook Advantage and SMART amp.
•	Education IFP revenue grew approximately 50% in the first quarter of fiscal 2017 compared to the same quarter last year. Education IFP revenue in North America grew almost 90% in the first quarter of fiscal 2017 compared to the same quarter last year.
•	SMART is the leader in IFPs in the U.S., according to data from Futuresource Consulting Ltd., an independent global research company that has tracked interactive display shipments since 2002. SMART leads the U.S. Education IFP market - which includes nursery, K-12 and Higher Education - with a 38.1% share.
•	Education software and services revenue, although a modest portion of overall revenue, grew approximately 35% in the first quarter of fiscal 2017 over the same quarter last year.
•	Cash operating expenses decreased by $7 million in the first quarter of fiscal 2017, from $35 million in the first quarter of fiscal 2016 to $28 million in the first quarter of fiscal 2017 as a result of cost reduction measures undertaken last fiscal year. Cash operating expenses included costs related to the Arrangement Agreement of $2 million. Our cash operating expenses are comprised of selling, marketing and administration and research and development expenses, excluding stock-based compensation and bad debt expenses.
•	Adjusted EBITDA of negative $2.4 million in the first quarter of fiscal 2017. The decrease from comparative prior periods was due to lower gross margin, partly offset by lower cash operating expenses.
•	As of June 30, 2016, SMART had access to capital of approximately $54 million, consisting of $24 million in cash and cash equivalents and $30 million of availability from our ABL facility. We ended the quarter with $108 million of debt outstanding, excluding the office premises capital lease, which was $52 million.

About SMART

SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and business around the globe. To learn more, visit smarttech.com.

SMT-F

Forward-Looking Statements

This media release includes forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. These forward-looking statements relate both to us specifically and the technology product industry and business, demographic and other matters generally, and reflect our current views with respect to future events and our financial performance. Statements that include the words “expanding”, “expect”, “continuing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “should” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. The forward-looking statements in this media release pertain, among other matters, to our business, financial condition, financial performance, cost structure, results of operations, cash flows and plans.

All forward-looking statements address matters that involve known and unknown risks, uncertainties and assumptions, many of which are beyond our control. Accordingly, there are and will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in such statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our fiscal 2016 Annual Report on Form 20-F, including without limitation: (i) the decline in interactive display demand, which we believe is beginning to be offset by an early-stage replacement and upgrade cycle; (ii) the transition of education end-users from interactive whiteboards to interactive flat panels; (iii) the decrease in, or stagnation of, government spending on education; (iv) the development and production of products and services substantially similar to ours in the highly competitive industry in which we are engaged; (v) the low level of penetration of interactive display products in the enterprise market, which we believe indicates that the market is in the early stages of the product adoption curve; (vi) the potential to expand and monetize our software and service offerings by leveraging our large and loyal user base; (vii) our extensive and evolving network of knowledgeable distributors and resellers; (viii) our belief that there is a large opportunity for our enterprise solutions; (ix) our belief that we are well-positioned to capitalize on the technology trends in the education and enterprise markets; and (x) our belief that our users are loyal to our products and services. In addition, we believe that these risk factors and assumptions include those set out in Management’s Discussion and Analysis for the three months ended June 30, 2016 (“MD&A”) and referenced under “Forward-Looking Statements” therein, including without limitation (i) the continuing shift of education end-users from interactive whiteboards to interactive flat panels; (ii) the closing of the arrangement with Foxconn Technology Group; (iii) our ability to refinance our long-term debt and credit facility in connection with the closing of the Foxconn arrangement, which management believes should alleviate any substantial doubt about the Company’s ability to continue as a going concern; (iv) substantial variations of future quarterly operating results; and (v) slower than anticipated SMART kapp sales and significant declines in education sales, which may result in additional net losses. Both the Annual Report on Form 20-F and the MD&A can be accessed on the SEDAR website at www.sedar.com or on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this media release are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP measures

Adjusted Net Loss, Adjusted Net Loss per share and Adjusted EBITDA are non-GAAP measures and should not be considered as alternatives to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Net Loss, Adjusted Net Loss per share, and Adjusted EBITDA have inherent limitations, and the reader should therefore not place undue reliance on them.

We define Adjusted Net Loss as net loss before stock-based compensation (recovery) expense, restructuring costs, foreign exchange gains or losses, amortization of intangible assets, and gains or losses related to the sale of long-lived assets, all net of tax.

We calculate Adjusted Net Loss per share by dividing Adjusted Net Loss by the average number of basic and diluted shares outstanding during the period.

We define Adjusted EBITDA as Adjusted Net Loss before interest expense, income taxes, depreciation and other income.

We use Adjusted Net Loss to assess the performance of the business after removing the after-tax impact of stock-based compensation (recovery) expense, restructuring costs, foreign exchange gains and losses, amortization of intangible assets, and gains or losses related to the sale of long-lived assets. We also use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the after-tax effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted Net Loss and Adjusted EBITDA may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted Net Loss and Adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies.

We compensate for the inherent limitations associated with using Adjusted Net Loss, Adjusted Net Loss per share and Adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of Adjusted Net Loss per share, Adjusted Net Loss, and Adjusted EBITDA to the most directly comparable GAAP measures: net loss per share and net loss.

See the “Reconciliation of GAAP and Non-GAAP Results” section.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations

(millions of U.S. dollars, except for shares and per share amounts)

	Three months ended June 30,
	2016	2015

Revenue	$ 82.1	$ 98.7
Cost of sales	56.0	62.5
Gross margin	26.1	36.3

Operating expenses
Selling, marketing and administration	21.0	25.0
Research and development	7.0	11.0
Depreciation and amortization	1.5	2.5
Restructuring costs	0.0	0.2
	29.5	38.6
Operating loss	(3.4)	(2.4)

Non-operating expenses (income)
Interest expense	4.4	4.7
Foreign exchange loss	0.5	(2.0)
Other expense (income)	0.0	(0.1)
	5.0	2.6
Loss before income taxes	(8.4)	(5.0)

Income tax recovery
Current	0.4	0.4
Deferred	(0.9)	(3.2)
	(0.5)	(2.7)
Net loss	$ (7.8)	$ (2.2)

Loss per share
Basic	$ (0.64)	$ (0.18)
Diluted	$ (0.64)	$ (0.18)

Amounts in this table may not add up due to rounding.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	June 30, 2016	March 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$ 24.2	$ 20.0
Trade receivables, net of allowance for receivables of $4.2 and $4.2	59.2	46.6
Income taxes recoverable	5.2	5.3
Inventory	38.0	42.7
Other current assets	5.7	6.7
	132.3	121.2

Inventory	4.4	5.2
Property and equipment	42.8	44.1
Deferred income taxes	3.8	3.2
Other long-term assets	0.5	0.5
	$ 183.8	$ 174.2

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable	$ 30.4	$ 8.9
Accrued and other current liabilities	35.5	36.6
Deferred revenue	17.4	16.5
Current portion of capital lease obligation	1.2	1.2
Current portion of long-term debt	12.5	12.5
	97.1	75.6

Long-term debt	91.4	93.9
Capital lease obligation	51.3	51.5
Deferred revenue	13.8	13.6
Deferred income taxes	-	0.2
Other long-term liabilities	0.6	0.6
	254.2	235.5

Shareholders' deficit
Share capital	695.7	695.7
Accumulated other comprehensive income	0.2	0.6
Additional paid-in capital	43.6	44.5
Accumulated deficit	(809.9)	(802.1)
	(70.4)	(61.3)
	$ 183.8	$ 174.2
Amounts in this table may not add up due to rounding.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Three months ended June 30,
	2016	2015
Cash provided by (used in)
Operations
Net loss	$ (7.8)	$ (2.2)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	1.9	3.5
Amortization of deferred financing fees	0.2	0.2
Amortization of long-term debt discount	0.4	0.4
Non-cash recovery in other liabilities	(0.0)	(0.0)
Stock-based compensation (recovery) expense	(0.8)	1.1
Unrealized loss (gain) on foreign exchange	0.6	(2.2)
Deferred income tax recovery	(0.9)	(3.2)
Changes in operating assets and liabilities:
Trade receivables	(12.9)	(8.7)
Inventory	5.6	(21.5)
Other current assets	0.9	(1.0)
Income taxes recoverable	0.2	(0.4)
Accounts payable, accrued and other current liabilities	20.1	17.5
Deferred revenue	1.1	1.4
Cash provided by (used in) operating activities	8.5	(15.0)
Investing
Capital expenditures	(0.6)	(1.3)
Cash used in investing activities	(0.6)	(1.3)
Financing
Repayment of long-term debt	(3.1)	(2.3)
Repayment of capital lease obligation	(0.3)	(0.3)
Participant equity loan plan, net	-	0.0
Cash used in financing activities	(3.4)	(2.6)
Effect of exchange rate changes on cash and cash equivalents	(0.2)	0.9
Net increase (decrease) in cash and cash equivalents	4.2	(18.1)
Cash and cash equivalents, beginning of period	20.0	54.5
Cash and cash equivalents, end of period	$ 24.2	$ 36.4

Amounts in this table may not add up due to rounding.

SMART Technologies Inc.

Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

The following table shows the reconciliations of net loss to Adjusted Net Loss and Adjusted EBITDA and basic and diluted loss per share to Adjusted Net Loss per share.

	Three months ended June 30,
	2016	2015
Net loss	$ (7.8)	$ (2.2)
Adjustments to net loss
Amortization of intangible assets	0.0	0.0
Foreign exchange loss (gain)	0.5	(2.0)
Stock-based compensation	(0.8)	1.1
Restructuring costs	0.0	0.2
	(0.3)	(0.6)
Tax impact on adjustments(1)	0.0	0.1
Adjustments to net loss, net of tax	(0.3)	(0.7)
Adjusted Net Loss	$ (8.1)	$ (2.9)
Additional adjustments to net loss
Income tax recovery(2)	(0.5)	(2.6)
Depreciation in cost of sales	0.4	1.0
Depreciation of property and equipment	1.5	2.5
Interest expense	4.4	4.7
Other income	0.0	(0.1)
Adjusted EBITDA	$ (2.4)	$ 2.5
As a percent of revenue(3)	(2.9%)	2.5%
Adjusted Net Loss per share
Loss per share – basic	$ (0.64)	$ (0.18)
Adjustments to net loss, net of tax, per share	(0.03)	(0.06)
Adjusted Net Loss per share – basic	$ (0.67)	$ (0.24)

Loss per share – diluted	$ (0.64)	$ (0.18)
Adjustments to net loss, net of tax, per share	(0.03)	(0.06)
Adjusted Net Loss per share – diluted	$ (0.67)	$ (0.24)
(1)	Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange gain is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.03 into our functional currency of Canadian dollars. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar- denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.
(2)	Income tax recovery of $(0.5) million for the three months ended June 30, 2016 (June 30, 2015 – $(2.7) million) per consolidated statement of operations, net of tax impact on adjustments to Adjusted Net Loss of $(0.0) million for the three months ended June 30, 2016 (June 30, 2015 – $(0.1) million).
(3)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by revenue.

For more information, please contact:

Investor contact

Jody Kehler

Investor Relations Manager

SMART Technologies Inc.

+1.403.407.5486

JodyKehler@smarttech.com

Media contact

Jeff Lowe

Vice President, Corporate Marketing

SMART Technologies Inc.

+1.403.407.5330

JeffLowe@smarttech.com

© 2016 SMART Technologies. SMART kapp, kapp iQ, kapp iQ Pro, SMART Board 6065, SMART amp, Notebook Advantage, SMART Room System, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.